

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

March 22nd, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on March 22nd, 2018 The Nasdaq Stock Market (the "Exchange") received from Terrapin 4 Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common Stock, par value $0.0001 per share
Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50
Units, each consisting of one share of Class A Common Stock and one Warrant

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery